K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

January 27, 2015

EDGAR FILING
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          First Investors Income Funds
File Nos. 002-89287 and 811-03967
Post-Effective Amendment No. 72

Ladies and Gentlemen:
Pursuant to Section 8(c) of the Securities Act of 1933, as amended (“1933 Act”), and Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of First Investors Income Funds (“Trust”) is Post-Effective Amendment No. 72 to the Trust’s currently effective Registration Statement on Form N-1A relating to the Class A, Class B, Advisor Class and Institutional Class shares of beneficial interest in First Investors Government Fund, First Investors Investment Grade Fund, and First Investors Fund For Income, Class A, Class B and Institutional Class shares of beneficial interest in First Investors Cash Management Fund, Class A and Advisor Class shares of beneficial interest in First Investors Strategic Income Fund, and Class A, Advisor Class and Institutional Class shares of beneficial interest in First Investors Limited Duration High Quality Bond Fund, First Investors International Opportunities Bond Fund, and First Investors Floating Rate Fund (the “Funds”) under the 1933 Act.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.

The primary purposes of this filing are to: (1) address comments received from the Securities and Exchange Commission (“SEC”) Staff regarding the First Investors Strategic Income Fund included in Post-Effective Amendment No. 70 to the Trust’s Registration Statement that was filed with the SEC on November 24, 2014; (2) update the Funds’ financial statements; and (3) make other non-material changes to the Funds’ prospectus and statement of additional information.

The Trust elects that this filing become effective on January 31, 2015, pursuant to Rule 485(b) under the 1933 Act.  If you have any questions or comments concerning the foregoing, please call me at (202) 778-9015.

Very truly yours,

/s/ Kathy K. Ingber

Kathy K. Ingber

Attachments

cc:            Mary Carty
 Mary Najem
    First Investors Management Company, Inc.